UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-32389

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:_______________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Prevention Insurance.com
Full Name of Registrant

Former Name if Applicable

L7, 552 Lonsdale Street
Address of Principal Executive Office (Street and Number)

Melbourne, Australia 3200
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

Prevention Insurance.com (the “Company”) is filing this Form 12b-25 to report that it is unable to file its Annual Report on Form 10-K for the fiscal period ended December 31, 2022 within the prescribed time period without unreasonable effort or expense because the financial statements could not be completed in time to timely file (see discussion on Part IV below).  The Company will file the Form 10-K by the extension date.

PART IV -- OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Joe Martinez, Chief Executive Officer	949-247-4210
(Name)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). ☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 23, 2023, the Company completed the acquisition of Apple iSports, Inc., a Delaware corporation. Apple iSports, Inc. is engaged in online gaming. Please refer to the Company Form 8-K filed with the Securities and Exchange Commission for the material details of the transaction and related financial statements. As a result, there will be significant changes to the Company’s results of operations for the fiscal year ended December 31, 2022 compared to the same period in 2021. For the nine month period ended September 30, 2022, as reflected in its consolidated financial statements filed with the referenced Form 8-K, the Company (post transaction) had no revenues, total operating expenses of $926,700 and a net loss for the period of $935,564. The Company will not have revenues for the year ended December 31, 2022 and its total operating expenses and net loss for the same period are undetermined at this time.

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Prevention Insurance.com

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2023	By:	/s/ Joe Martinez
Joe Martinez
Chief Executive Officer

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